Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

RECEIVED
2007 JUL 10 A 9:23

June 29, 2007
Our ref. No. PI 139

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

07025030

SUPPL

<u>Re:Mitsubishi Corporation - File No. 82-3784</u>

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation Receives Amended Assessment Relating to Transactions with Energy Business Group Subsidiary and Affiliate in Australia**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
JUL 10 2007
THOMSON FINANCIAL

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on June 29, 2007

Mitsubishi Corporation Receives Amended Assessment Relating to Transactions With Energy Business Group Subsidiary and Affiliate in Australia

Mitsubishi Corporation (MC) today received an amended assessment from the Tokyo Regional Taxation Bureau for the fiscal year ended March 2001 based on transfer pricing taxation regulations concerning transactions between MC and a subsidiary and an affiliate of MC's Energy Business Group in Australia. MC previously made provisions in the fiscal year ended March 31, 2006 for assessment tax of 23.4 billion yen for the period of six years that ended in March 2005 in expectation of receiving amended assessments from the bureau for these transactions based on transfer pricing taxation regulations. The latest amended assessment shows amended taxable income of 8.9 billion yen and income taxes of 3.6 billion yen.

In August 2006, MC filed an objection with the Tokyo Regional Taxation Bureau regarding its amended assessment for the fiscal year ended March 2000. Later, in November last year, MC also petitioned for a mutual agreement based on the tax treaty between Japan and Australia.

MC wishes to avoid double taxation in the two countries through a mutual agreement between the Japanese and Australian tax authorities. However, no mutual agreement has been reached at this point. Given this situation, the Tokyo Regional Taxation Bureau issued an amended assessment of the fiscal year ended March 2001 before being time barred from doing so. Similarly, the bureau issued an amended assessment only for the fiscal year ended March 2000 last year in consideration also of the impending expiry of the statute of limitations.

At present, the bureau has given no indication that it will change its original policy of assessing all six fiscal years through March 2005. The bureau plans to issue assessments for the remaining four fiscal years based on the statute of limitations for each year if the mutual agreement procedure between the Japanese and Australian tax authorities takes even longer. The receipt of the latest amended assessment will have no effect on MC's consolidated earnings.

Regarding the latest amended assessment, as with the amended assessment received for the fiscal year ended March 2000, MC plans to file an objection with the Tokyo Regional Taxation Bureau as well as request for a mutual agreement procedure based on the tax treaty between Japan and Australia.

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Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

June 25, 2007
Our ref. No. PI 138

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

・**Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on June 25, 2007

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation has decided to dissolve and liquidate its subsidiary, as detailed below.

(1) Metal One Trade Co., Ltd.

1. Company Overview

Name:	Metal One Trade Co., Ltd.
Address:	3-23-1 Shiba, Minato-ku, Tokyo
President:	Satoru Hayashi
Business:	Trading
Established:	April 3 1995
Capital:	100 Million Yen
Shareholder:	100% owned by Metal One Corporation (60% owned subsidiary of Mitsubishi Corporation)
Fiscal year-end:	December

2. Reason for Dissolution and Liquidation

The decision was made to dissolve this subsidiary due to transfer of all of its business activities to its parent company, Metal One Corporation.

3. Schedule

Completion of liquidation: June 30, 2007 (planned)

4. Impact on MC Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

(2) M1 Metal Sdn. Bhd.

1. Company Overview

Name:	M1 Metal Sdn. Bhd.
Address:	Level 12, Menara IMC, No.8, Jalan Sultan Ismail, 50250 Kuala Lumpur
President:	Masayuki Takahashi
Business:	Wholesale of construction materials, mineral and metals materials etc.
Established:	May 2003
Capital:	100 Malaysian Ringgit
Shareholder:	100% owned by Metal One Corporation (60% owned subsidiary of Mitsubishi Corporation)
Fiscal year-end:	December

2. Reason for Dissolution and Liquidation

The decision was made to dissolve this subsidiary due to review of the overseas business strategy.

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

3. Schedule
Completion of liquidation: June 30, 2007 (planned)

4. Impact on MC Operating Results
The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

###

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

June 18, 2007
Our ref. No. PI 137

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

·Amendment to Press Release "Mitsubishi Corporation to Succeed Domestic Food Science Business Via Corporate Divestiture"

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on June 18, 2007

Amendment to Press Release "Mitsubishi Corporation to Succeed Domestic Food Science Business Via Corporate Divestiture"

Mitsubishi Corporation (MC) today announced an amendment to a press release titled "Mitsubishi Corporation to Succeed Domestic Food Science Business Via Corporate Divestiture" dated April 27, 2007. Details are as follows.

1. Amended section

Amendments have been made to "2. Overview of the Corporate Divestiture (1)Schedule." (Amended parts have been underlined).

(Before amendment)

Date of corporate separation (planned): July 4, 2007
Record date of Separation (planned): July 4, 2007

(After amendment)

Date of corporate separation (planned): July 20, 2007
Record date of Separation (planned): July 20, 2007

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END